Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________

                            Form 10-SB
                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                        MEDI-HUT CO., INC.
          (Name of Small Business Issuer in its charter)

        Delaware                                  222-436-721
(State of incorporation)            (I. R. S.  Employer Identification No.)


                       1935 Swarthmore Ave.
                    Lakewood, New Jersey 08701
                          (732) 901-0606

(Address and telephone number of principal executive offices and principal place of business)


   Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________


   Securities registered pursuant to Section 12(g) of the Act:

             Common Stock, par value $.001 per share
                          Title of class

                    FORWARD LOOKING STATEMENTS

In this registration statement references to "Medi-Hut" "we," "us," and "our" refer to Medi-Hut Co., Inc.

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Medi-Hut's control. These factors include but are not limited to economic conditions generally and in the industries in which Medi-Hut may participate; competition within Medi-Hut's chosen industry, including competition from much larger competitors; technological advances and failure by Medi-Hut to successfully develop business relationships.

                     DESCRIPTION OF BUSINESS

Business Development

     Indwest, Inc. was incorporated in the state of Utah on August 20, 1981 as Gibraltor Energy. Gibraltor Energy effected several name changes over the years: Gibraltor Group in 1986, Computermall of Philadelphia, Inc., in 1987, Steering Control Systems, Inc. in late 1987 and Indwest, Inc. in 1995.
Indwest did not have operations since its inception. Medi-Hut Co., Inc. was incorporated in the state of New Jersey on November 22, 1982 and was involved in the business of selling wholesale medical supplies. On January 28, 1998 Medi-Hut, New Jersey, entered into an Agreement and Plan of Reorganization with Indwest. The merger was treated as an acquisition of Indwest by Medi-Hut, New Jersey, and a recapitalization of Medi-Hut, New Jersey. Accordingly, Indwest was the surviving corporation and changed its name to Medi-Hut Co. Inc., a Utah corporation. Pursuant to the merger agreement, the directors and officers of Indwest resigned and the management of Medi-Hut, New Jersey, filled the vacancies, and the former shareholders of Medi-Hut, New Jersey, obtained 55% of our voting power. On February 2, 1998 Medi-Hut Co., Inc. was incorporated in the state of Delaware. On February 27, 1998, Medi-Hut, Utah, completed a change of domicile merger with Medi-Hut, Delaware. We currently are a Delaware corporation holding a Certificate of Authority to do business in the state of New Jersey.

Our Business

     We private label insulin syringes, condoms, alcohol prep pads, and hot and cold packs through various vendors. In June of 1995 we received Food and Drug Administration (the "FDA") approval of our patented Autoblock Safety Syringe (the "Autoblock Syringe"). (See, "Product Development," below.) In April of 1999 we introduced our own "Elite" brand of medical supplies. We sell our products through major drug wholesalers who then sell the products to pharmacies and through mail order.

Principal Products.

     Approximately 30% of our revenues come from our alcohol prep pads. These alcohol preps complement our syringe product line because they are primarily used as a topical antiseptic, anti-infective prior to administering injections. Each soft, absorbent, non-woven pad is impregnated with 70% isopropyl alcohol, USP. Our alcohol preps are made under strict quality control guidelines in the United States. We produce our alcohol preps in two sizes and package them 100 or 200 per box.

     Our condoms are made of natural rubber latex and are silicone lubricated with a reservoir tip. Latex condoms are made to exacting specifications, with each condom electrically tested for holes during the manufacturing process, dimensional checks are performed and leak tests using water are also conducted. Our condoms are manufactured in Korea at a plant that is ISO 9002 approved and then our condoms are tested by the

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

FDA prior to entering the United States marketplace. (See, "Government Regulation," below.) Our condom sales account for approximately 30% of our revenues. The FDA recently adopted a requirement that each individually wrapped condom have a lot number and expiration date. We have been using lot numbers and expiration dates on our condom packages for the last ten years. We have not had any recalls or product complaints regarding our condoms.

     Our insulin syringes are designed and calibrated specifically to allow precise measurement of small amounts of insulin. Insulin syringes are longer and slimmer than standard hypodermic syringes, have a maximum capacity of 1 milliliter, and are calibrated in biologically active insulin "units." Insulin syringes are also designed to eliminate the amount of dead space in the syringe tip to ensure that the full measured does is injected. Our insulin syringe is manufactured at an ISO 9002 facility in Korea.

      Our hot and cold therapy pack can be stored in a freezer for instant cold therapy, or can be heated for heat therapy. Our hot and cold therapy pack uses a non-toxic gel that naturally produces moist heat. When kept in the freezer for instant cold therapy the pack remains flexible to mold to any area of the body. The pack can be heated using a microwave, conventional oven or hot water. Our pack can be used over and over again and, we believe, provides superior value over limited use packs. Our packs are manufactured in the United States by Packaging Electronics and Device Corporation, the company who holds the patent for our hot and cold packs.

Distribution

     Our existing products are sold through major drug wholesale chains in the United States who then sell them through pharmacies and mail order. The sales to wholesale distributors are conducted at our facility located in Lakewood, New Jersey. At this time we have no sales representatives and all sales are completed by phone calls or by periodic visits by our employees to the large wholesalers. Most products are shipped directly from our warehouse or from our manufacturer.

     Our policy is to have at least 80% of a product in inventory prior to generating a purchase order for the product. We carry a one month inventory of products which are warehoused at the manufacturing or assembly facilities we use. Our customary business practice is for our large buyers to place purchase orders several months in advance. This allows us to notify our manufacturers in advance of needed product. All sales are on 30 day credit. Returned merchandise is minimal due to the vigorous tests that our products endure prior to shipment.

Principle Suppliers and Customers

       We purchase products internationally from FDA registered and ISO 9002 approved medical device facilities, as well as, manufacturers here in the United States. We rely on four major suppliers of our products. Calatex, Inc., located in California, produces our condoms. H & P Industries, located in Wisconsin, manufacturers our alcohol preps and is currently in the process of re-tooling its machines to increase its capacity. Shina Corporation, located in Seoul, Korea, manufactures our syringes. Banta Health Care Products, Inc., located in Michigan, produces our miscellaneous paper products. We are dependent upon these suppliers and the loss of any one of these suppliers would have a material adverse effect on our operations. However, we believe any of our major manufacturers could be replaced within sixty (60) days.

     During the last three fiscal years our total number of customers has been 42, 38 & 35, respectively. During our fiscal year 1997 we relied on two major customers, Rugby Watson Pharmaceuticals and Darby Drug Company for approximately 60% of our product sales of insulin syringes, condoms and alcohol preps. In 1998 we relied on four major customers, Rugby Watson Pharmaceuticals, Darby Drug Co., Oxbrook Marketing and Vallar Consulting for 80% of our revenues from condoms and alcohol preps. The loss of these customers would have a material adverse effect on our results of operations.


Product Development.

     We are committed to search out and develop safety products for the health care profession and to supply the consumer with quality medical products for a reasonable price. We have incurred approximately $92,500 in research and development costs over the past three years for the development, FDA registration and patent protection of our Autoblock Syringe.

       Our Elite brand Autoblock Safety Syringe is our newest product. Safety syringes are defined as those products that incorporate features designed to safely cover the sharp needle with minimal effort and danger to the user by preventing accidental needle sticks. There are two types of anti-stick syringes: 1) Active device - this product demands that the user in some way make a physical movement to activate the device after the injection and prior to disposal; 2) Passive device - this product activates automatically after injection and should be designed not to interfere with the normal injection procedure.

     Our Autoblock Syringe is a passive device which had high acceptance ratings in its clinical evaluations. The Autoblock Syringe incorporates a transparent sleeve into which the needle will automatically retract after use. Unlike the anti-stick syringes that are now in the marketplace, our Autoblock Syringe can be activated using a one hand technique. We believe our Autoblock Syringe will decrease accidental needle sticks of medical service providers. (See, "Managements' Discussion and Analysis - Results of Operations," below.)

     We have not started production of the Autoblock Syringe, but we anticipate that it will be manufactured using sophisticated, patented, high-tech machinery which will allow production of a precise quality product. We intend to contract out the manufacture of the Autoblock Syringe at least for the first 18 months so that we can enter the marketplace in an orderly and timely manner. We expect to market our Autoblock Syringe through major hospital distributors that will handle the selling, in house training of users, warehousing and distribution of this product.

Competition

     The primary factors which determine our competitive position in our markets is the price and quality of our products. Except in the safety syringe market, the products in our markets must meet certain FDA approvals and therefore are similar. Most of the products we now sell have been sold for many years and we believe the selling prices have become well established. The competition is strong for condoms, alcohol preps, hot and cold packs and insulin syringes. There have been major companies in these markets for many years and they control the major market share.

     We maintain our competitive stance by offering a quality product for less money. Our alcohol preps are essentially identical to other alcohol preps in the market, but are priced approximately 10% lower than the products of the
market leaders, Kendall Corporation and Becton Dickinson.   The major condom
manufacturers are Carter Wallace, Inc. (Trojan) and Durex Consumer Products, Inc., a division of London International Group, Inc. (Sheik). We believe our condoms are superior to those in the market and we sell them approximately 25% below the price of the market leaders. 3M and Becton Dickinson lead the hot and cold pack market. We have teamed up with Packaging Electronics and Device Corporation, who, we believe, can produce a superior product at a competitive price.

     The market for insulin syringes is unique in that the majority of syringes are used in non-professional settings. We believe our syringe meets the needs of the diabetic patient because it is easy to read and has a needle that is sharp enough to allow for a comfortable injection. We package our insulin syringe similar to Becton Dickinson, who leads this market, but price it approximately 30% lower than their published distributor price.

     The safety syringe market is dominated by Becton Dickinson and Sherwood Medical. Both of these companies manufacture an active device which requires two hands and activates manually after the injection. Our Autoblock Syringe can be activated using a one hand technique. We expect to price this product approximately 30% less than our competitors. Retractable Technology, a Texas Corporation, has entered the market place recently with a passive device similar to our Autoblock Syringe. However, we intend to price our Autoblock Syringe approximately 15% less than our competitors who have a passive syringe device.

Trademark, License and Intellectual Property

     Our Autoblock Syringe holds United States Patent No. 5,562,626, issued
October 8, 1996.   The Autoblock Syringe is classified as a passive anti-stick safety syringe and is one of the few that can be activated with the ease of use of a normal plastic disposable syringe. We also hold the FDA 510K #K933569 which allows us to assign the manufacturing rights of the Autoblock Syringe. (See, "Government Regulation," below.) We do not have any licenses, franchise or concessions agreements in place for this product.

Government Regulation

     Our medical products are subject to regulation by the federal FDA and various other federal and state agencies as well as by a number of foreign governmental agencies. Our third-party suppliers are primarily responsible for our products meeting these regulations. We believe they are in compliance in all material respects with the regulations. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our business.

     We hold a premarket notification known as a (510K) for our Autoblock Syringe. The 510(K) is an application submitted to the FDA. The purpose of a 510(K) is to demonstrate that the medical device is substantially equivalent to a legally marketed device that was or is currently on the United States market. A device is substantially equivalent if, in comparison to a legally marketed device it (a) has the same intended use as a predicate and has the same technological characteristics as the predicate device or (b) has the same intended use as a predicate; and has different technological characteristics that have to be proved safe. In the case of our Autoblock Syringe, we were required to perform a clinical evaluation study to prove that the syringe, as intended for use, was similar to devices on the market that had no spring activation.

     We purchase product from international suppliers who we require to be ISO 9002 approved. ISO 9002, the International Quality System Standard, is a quality assurance program with a principle focus on management responsibility, planning, monitoring, corrective action, and documentation. These principles are applied to the production and the installation aspects of a business. ISO 9002 applies in situations when:

     a) The specified requirements for product are stated in terms of an established design or specification, and

     b) Confidence in product conformance can be attained by adequate demonstration of a supplier's capabilities in production, installation and servicing.

An ISO 9002 facility uses procedures that include management, quality plans, contracts, document/data, purchasing, traceability, process control, correct/prevent, storage/handle, quality records, auditing, training, servicing, and statistics.

Employees

     We have three employees. None are covered by any collective bargaining agreement, but we feel we have good relations with them.

Reports to Security Holders

     Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We will file annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders. We currently use an investor relations firm, Columbia Financial Group, and interested persons may call at (888) 301-6271.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the Northeast Regional offices of the SEC located at

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

7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.


              MANAGEMENTS' DISCUSSION AND ANALYSIS

     Medi-Hut is in the business of selling wholesale medical supplies through major drug wholesalers. We realize revenue when products are shipped and title passes to our wholesalers. Our inventory consists of finished products the majority of which are warehoused at the manufacturer's or supplier's facility. Revenue is net of returns, which have historically been less than 2% of gross sales. Costs of sales primarily consist of the cost of the products purchased from third-party vendors and shipping costs.

Merger Treatment

     For accounting purposes, the merger in February of 1998 of Indwest, Inc., a Utah corporation, and Medi-Hut Co., Inc., a New Jersey corporation, was treated as an acquisition of Indwest by Medi-Hut, New Jersey, and a recapitalization of Medi-Hut, New Jersey. Indwest was the surviving corporation and changed its name to Medi-Hut Co., Inc. Subsequently, Medi-Hut changed its domicile from Utah to Delaware in February of 1998. Indwest had no operations since inception and the surviving corporation's operations are entirely those of the former and new Medi-Hut.

Liquidity and Capital Resources

     We have funded our cash requirements primarily through product sales and sales of our common stock. We have used these funds to finance our operations. At the end of our fiscal year in 1998 we had $167,920 in cash, compared to $116,144 in 1997. As of the fiscal year ended October 31, 1998, we had current assets of $416,048 with total liabilities of $83,506 for a positive net worth of $332,542. Our operating losses totaled $12,330. As of the eight month interim period ended June 30, 1999, we posted cash amounts of $85,724 and current assets of $351,232. We had current liabilities of $104,421 resulting in a positive net worth of $246,811. We posted an operating loss of $81,079 for that interim period.

     During fiscal year 1998 we raised an aggregate of $325,833 from the sale of our common stock. We used those funds for operations. In August of 1999 we raised $1,000,000 from the sale of our common stock. We intend to use these proceeds to commence the production of our Elite Autoblock Syringe. (See, "Recent Sales of Unregistered Securities," below.)

     A summary of our audited balance sheets for the years ended October 31, 1998 and 1997 and our balance sheet for the eight month interim period ended June 30, 1999 are as follows:

                             Years Ended October 31,    Interim Period Ended
                              1997             1998       June 30, 1999
                              -----------   ----------    --------------
Cash/Cash Equivalents         $  116,144    $  167,920    $     85,723
Current Assets                   189,085       416,048         351,232

Total Assets                     220,045       445,368         379,957

Total Current Liabilities        133,743        83,506         104,421

Total Stockholder's Equity        86,302       361,862         275,536

Total Liabilities & Stockholder
   Equity                        220,045       445,368         379,957

     Another source of cash is a $150,000 revolving line of credit we obtained in October of 1997. Pursuant to the agreement, PNC Bank, N.A. agreed to make loans to us at 3% above the
prime interest rate.   This line of credit expires on October 10, 1999. We
also have a second working capital line of credit for $50,000 under which PNC Bank, N.A. has agreed to make loans at 2% above the prime interest rate. This credit line expires in August 30, 1999. Both lines of credit are secured by all the assets of Medi-Hut and personal guarantees of our executive officers. As of the fiscal years ended 1998 and 1997 there was $39,195 and $37,695 outstanding, respectively, on the $50,000 line of credit. We had a $0 balance on the $150,000 credit line at the end of the fiscal years.

      Management believes our cash flows and profits will be sufficient to cover any needed debt financing. If additional funds are needed, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. We have not investigated the availability, source or terms for additional financing. However, the acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns. If we raise funds through the sale of our common stock, our then current shareholders may experience dilution in the value per share of their common stock.

Results of Operations

     The following table summarizes the results of our operations for the fiscal years ended October 31, 1998 and 1997 and for the eight month interim period ended June 30, 1999.

                                Years Ended October 31,  Interim Period Ended
                                  1997         1998         June 30, 1999
                                ------------ ----------- --------------------
Sales                           $  1,165,565 $   779,537    $     489,836
Cost of Sales                        843,131     590,912          352,273

Gross Profit                         346,992     227,364          137,563

Selling, General & Administrative
   Expenses                          305,195     237,495          218,642

Operating Income or (Loss)            41,797     (10,131)         (81,060)

Interest Income                        1,328       2,126            1,679
Interest Expense                      (4,205)     (4,000)           2,785

Net Income (loss)                      6,592     (12,330)         (86,326)

     At the end of our fiscal year 1998 our revenues had dropped 33% from 1997. This was due to organizational expenses and a decrease in sales of our private label insulin syringe. As a result of the decrease in revenues and increase in expenses we posted an operating loss in 1998 of $10,131 compared to an operating gain of $41,797 in 1997. We posted a net operating loss of $81,080 for the interim period, compared to a net loss of $12,330 at the end of the fiscal year. The interim period operating loss was mainly the result of increased selling, general and administrative expenses.

     When this registration statement becomes effective we will become a fully reporting company, the SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement, preparing annual reports and preparation and filing of Form 10K's and 10Q's.

     Management believes after the Autoblock Syringe is in production it will provide a new source of revenue due to an anticipated increase in user demand for these types of safety syringes. Currently, OSHA's Bloodborne Pathogens Standard, adopted December 6, 1991, requires methods be used in the workplace to eliminate or minimize employee exposure to blood or other potential infectious materials. (29 CFR 1910.1030(d)(2) (i-ii).) OSHA has recently requested information from health care providers to establish the need for further regulations.

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

However, OSHA has not taken definitive action at this filing and we cannot assure that such regulations requiring the use of safety syringes will be established in the future. However, we believe that more medical care facilities are increasing their use of safer medical devices to avoid accidental needle sticks.

     Management believes the following factors will affect our future results of operations: 1) Maintenance of our market share due to pricing our quality products below our competitors prices; 2) continued concern of the public and government entities about sexually transmitted diseases; 3) changes in government regulations which will require use of safety syringes by health care workers; and 4) continued multi-dose injection regimes for insulin users.

Quarterly Trends

     We do not anticipate experiencing seasonal fluctuations in our operations because sales of medical supplies is not seasonal in nature.

Year 2000 Compliance

     We have completed a review of our computer systems and operations to determine the extent to which our business will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. Year 2000 failures could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations and financial condition.

     We have concluded, based on our review of our operations and computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem, and that we can modify or replace the programs that will be affected by the end of 1999 at a cost which will not be significant. Under a reasonably likely worst case scenario, however, our computer systems and/or operations could be materially affected by the Year 2000 problem.

     We have made inquiries to our third-party suppliers to ascertain if such suppliers are Year 2000 compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Year 2000 readiness. Although we do not anticipate any material adverse effects, we cannot guarantee that no disruptions in products or services will occur if multiple suppliers experience Year 2000 problems.


                            PROPERTIES

     We lease 3500 square feet of office and warehouse space located in Lakewood, New Jersey. The leased premises are part of a 35,000 square foot industrial park. The term of the lease is for five years and will expire in February of 2000. We currently pay $2,025.21 per month, but the monthly rent payment is contingent upon increases in taxes, insurance and common area maintenance expense. We have the right to cancel the lease with a 90 days written notice to the landlord.


             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

     The following table sets forth, as of August 10, 1999, the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below

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

have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 10,472,800 shares of common stock outstanding as of August 10, 1999.

                            MANAGEMENT

                                   Common Stock Beneficially Owned
                               ----------------------------------------------
Name and Address of            Number of Shares of
Beneficial Owners              Common Stock              Percentage of Class
-----------------------------  ------------------------  --------------------
Joseph A.  Sanpietro             3,279,200                  31.3 %

Vincent J.  Sanpietro              819,800                   7.8 %

Robert Russo                         5,000                     * %

All executive officers and
  directors as a group           4,104,000                  39.2 %

*Less than one percent


                 DIRECTORS AND EXECUTIVE OFFICERS

     Our directors, executive officers and key employees and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our bylaws provide for a Board of Directors consisting of three directors. Our directors serve for terms of one year. Our executive officers are chosen by our Board of Directors and serve at its discretion. Joseph Sanpietro and Vincent Sanpietro are brothers.


Directors and Officers

     Name                      Age     Position Held
     ---------------------    -----    ---------------------
     Joseph A.  Sanpietro      49      President, Director
     Vincent J.  Sanpietro     52      Secretary, Director
     Robert Russo              40      Treasurer, Director

Joseph A. Sanpietro. President and Director of Medi-Hut since January 1998. Since 1982 Mr Sanpietro served as President of Medi-Hut, New Jersey. He graduated from Hofstra University in 1972, with a Bachelor of Science degree in chemistry and he continued his education at Seton Hall University with studies in chemistry and law. Mr. Sanpietro has had challenging careers with Cooper Laboratories, as a front line analytical chemist; Schering-Plough as an international analytical chemist leader where he was the youngest assistant manager with both BS and MS chemists reporting directly to him. Mr. Sanpietro was a project manager at Johnson & Johnson heading a multi-million dollar relocation startup project.

Vincent Sanpietro.  Secretary and Director of Medi-Hut since January 1998.
Mr. Sanpietro served as Secretary for Medi-Hut, New Jersey, since 1982. He graduated with a B.S. degree in Business Administration from New York Institute of Technology. He held managerial positions in Wells Recruiting Personnel and he was President of Focus Personnel, an Illinois Corporation. Mr. Sanpietro was also Vice President of Sales of Focus Medical Products, Inc.

Robert Russo. Treasurer and a Director of Medi-Hut since March 1998. Mr. Russo graduated from Seton Hall University, New Jersey, with a degree in accounting and received his Masters in Business Administration in business finance. He has extensive experience in accounting, auditing, and business management. Mr. Russo has concentrated his work in the field of taxes, employee benefit programs, business, financial, estate and retirement

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

planning. He is the Managing Senior Partner of Koenig, Russo and Associates, LLC. Mr. Russo is also a member of the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.


                      EXECUTIVE COMPENSATION

     None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us prior to our merger with Medi-Hut, New Jersey. We have not entered into employment contracts with our executive officers and their compensation is determined at the discretion of our Board of Directors. During our fiscal year 1998 Joseph Sanpietro received compensation of $83,940 and Vincent Sanpietro received $59,540.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     For the fiscal year 1998 we have paid $8,950 to Keonig, Russo & Associates LLC for the accounting services provided to us by Robert Russo. Mr. Russo owns a 100% interest in Keonig, Russo & Associates LLC.

                        LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.


                  MARKET PRICE FOR COMMON EQUITY
                 AND RELATED STOCKHOLDER MATTERS

     Our common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "MHUT." The following table presents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each yearly quarter which corresponds to our last two fiscal years ending October 31 and the eight month interim period ended June 30, 1999. We had no market activity in our stock prior to February of 1998. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

     Year          Quarter               High          Low
     -----         -------             ---------   ----------
     1998          First                 4.0625       3.5
                   Second                3.5625       1.125
                   Third                 1.4375       0.3125
                   Fourth                0.53125      0.125

     1999          First                 0.5000       0.3125
                   Second                0.4200       0.2000

     There were approximately 298 stockholders of record as of August 10, 1999. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

Penny Stock

     Our shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock rule."
Section 15(g) sets forth-certain requirements for transactions in penny stocks and Rule 15g-9 (d) (1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

     The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of February, 2000. According to the eligibility rule, if we are not in compliance at our phase-in date our common stock will be removed from the OTC Bulletin Board. In that event, we intend to move our listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market, if any, in our stock.


             RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by us within the past three years without registration:

     On January 23, 1998 our Board authorized the issuance of an aggregate of 1,751,251 common shares in a private transaction to twelve persons for $33,333 in costs paid for or on behalf of Indwest, Inc. and services rendered to Indwest in the previous year.

     On January 28, 1998, pursuant to a merger agreement our Board authorized the issuance of an aggregate of 4,295,000 common shares to twenty persons to accomplish the exchange of shares with Medi-Hut, New Jersey, and our recapitalization.

     On March 17, 1998, our Board authorized the issuance of an aggregate of 27,000 common shares for $67,500 cash in a private transaction with eight persons.

     In a private transaction on March 2, 1998 we issued warrants to Columbia Financial Group to purchase 200,000 shares of our common stock at an aggregate exercise price of $775,000 in consideration for their services to us. (See, "Description of Securities - Warrants," below.)

     On June 4, 1998, pursuant to Rule 504 of Regulation D, our Board authorized the issuance of 500,000 common shares to two accredited, New York persons for $225,000.

     On August 4, 1999, we offered exclusively to New York residents and pursuant to Rule 504 of Regulation D, an aggregate of 2,200,000 common shares for $1,000,000. Five accredited investors purchased 2,200,000 common shares for the $1 million aggregate offering price No underwriting discounts or commissions were paid for this offering.

     In connection with these issuances of our securities, we believe that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) except for our offerings under Rule 504, was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


                    DESCRIPTION OF SECURITIES

Common Stock

     We have 100,000,000 authorized common shares, par value $.001, of which 10,472,800 common shares are issued and outstanding. All of our outstanding common shares are fully paid for and nonassessable. Each share of common stock is entitled to one vote at shareholders meetings. Our shares of common stock have no preemptive rights, conversion rights, no redemption or sinking fund provisions, and are not liable to further call or assessment. Each share is entitled to share ratably in any asset available for distribution to holders of equity securities upon the liquidation of Medi-Hut.

Dividends

     We have not paid a dividend on our common stock and do not anticipate doing so in the foreseeable future.

Preferred Stock

     Medi-Hut has not authorized or issued any preferred stock.

Warrants

     Pursuant to a consulting agreement with Columbia Financial Group, (See, "Recent Sales of Unregistered Securities," above) we issued common stock purchase warrants as follows:

                          Exercise                 Exercise Term
                No. of    Price Per  --------------------------------------
Date of Grant   Shares    Share      Start          Expiration      Vesting Rights
-------------   ------    -------    -------------  -------------   ----------------
March 2, 1998   50,000    $  3.00    March 2, 1998  March 2, 2001   Upon Issue
March 2, 1998   50,000       3.50    March 2, 1998  March 2, 2001   Upon Issue
March 2, 1998   50,000       4.00    March 2, 1998  March 2, 2001   Upon Issue
March 2, 1998   50,000       5.00    March 2, 1998  March 2, 2001   Upon Issue

     The warrants remain outstanding as of June 30, 1999.

            INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation and bylaws do not provide for indemnification of our directors and officers. However, pursuant to Delaware General Corporate Law Section 145 we must indemnify a present and former director and officer of Medi-Hut who is successful on the merits or otherwise in defense of an action or claim. We will indemnify such person for actual and reasonable expenses incurred by such person only if we determine that such indemnification is authorized. Such determination will be based upon whether such person conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the our best interests. In a criminal action the person must not have had a reasonable cause to believe his conduct was unlawful. We may advance expenses if the person provides a written affirmation that he will repay the advance if he is adjudged not to have met the standard of conduct. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him.


                       FINANCIAL STATEMENTS

     Our audited financial statements for the fiscal years ended October 31, 1998 and 1997, and our unaudited financial statements for the eight month interim period ended June 30, 1999 are as follows:

                      Medi-Hut Company, Inc.

                       Financial Statements

                    October 31, 1998 and 1997

                      Medi-Hut Company, Inc.
                Index to the Financial Statements
                    October 31, 1998 and 1997

                                                                Page

Independent Auditors' Report on the Financial Statements         1

Financial Statements

      Balance Sheets..............................................2

      Statements of Operations....................................3

      Statement of Stockholders' Equity...........................4

      Statements of Cash Flows....................................5

      Notes to the Financial Statements...........................6-10

     Independent Auditors' Report on the Additional Information..11

Additional Information

      Schedules of Selling, General and Administrative Expenses...12

                          <Letterhead of
                          Rosenberg Rich
                           Baker Berman
                            & Company
                  A Professional Association of
                   Certified Public Accountants
   380 Foothill Road * PO Box 6483 * Bridgewater NJ 08807-0483
  908-231-1000 * Fax: 908-231-6894 * E-mail: rrbb@net-lynx.com>



                   Independent Auditors' Report


To the Board of Directors and Stockholders of Medi-Hut Company, Inc.


We have audited the balance sheets of Medi-Hut Company, Inc. as of October 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medi-Hut Company, Inc. as of October 31, 1998 and 1997, and the results of their operations, and cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
November 23, 1998

                      Medi-Hut Company, Inc.
                          Balance Sheets
                                                      October 31,
                                              ----------------------------
                                                 1998             1997
                                              ------------- --------------
       Assets

Current Assets

   Cash                                       $    167,920  $    116,144
   Accounts receivable                             204,881        46,976
   Inventory                                        38,739        24,558
   Prepaid expenses                                  4,508         1,407
                                              ------------- --------------
      Total Current Assets                         416,048       189,085
                                              ------------- --------------
Machinery and Equipment                             27,316        27,316
Less:  Accumulated Depreciation                    (27,053)      (26,528)
                                              ------------- --------------
      Net Machinery and Equipment                      263           788

Capitalized Cost Reduction, net of accumulated
  amortization of $3,216 and $1,815,
   respectively                                      1,580         1,085

Patent and Licensing Costs, net of accumulated
  amortization of $4,724 and $3,114,
  respectively                                      27,477        29,087
                                              ------------- --------------
      Total Assets                                 445,368       220,045
                                              ============= ==============
      Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable and accrued expenses            44,311        67,420
   Lines of credit                                  39,195        37,695
   Profit sharing plan payable                          -         28,628
                                              ------------- -------------
      Total Current Liabilities                     83,506       133,743
                                              ------------- -------------
Stockholders' Equity
   Preferred stock, $4 par value, 200,000
    shares authorized, no shares issued or
    outstanding                                         -             -
   Common stock                                      8,023         1,000
   Additional paid-in capital                      280,867            -
   Retained earnings                                72,972        85,302
                                              ------------- -------------
      Total Stockholders' Equity                   361,862        86,302
                                              ------------- -------------
      Total Liabilities and Stockholders'
         Equity                               $    445,368  $    220,045
                                              ============= =============


See notes to the financial statements.                                     2

                      Medi-Hut Company, Inc.
                     Statements of Operations


                                                 Year Ended October 31,
                                                  1998            1997
                                               -------------- --------------
Net Sales                                      $     779,537  $   1,165,565
                                               -------------- --------------
Cost of Goods Sold
    Beginning inventory                               24,558         35,400
    Net Purchases                                    554,539        755,887
    Custom fees/freight                               11,815         51,844
                                               -------------- --------------
      Cost of Goods Available for Sale               590,912        843,131

Less:  Ending Inventory                               38,739         24,558
                                               -------------- --------------
      Cost of Goods Sold                             552,173        818,573
                                               -------------- --------------
Gross Profit                                         227,364        346,992

Selling, General and Administrative Expenses         237,495        305,195
                                               -------------- --------------
Income (Loss) from Operations                        (10,131)        41,797
                                              -------------- --------------
Other Income (Expense)
    Interest income                                    2,126          1,328
    Interest expense                                  (4,000)        (4,205)
    Profit sharing plan expense                           -         (28,678)
                                               -------------- --------------
      Total Other Income (Expense)                    (1,874)       (31,555)
                                               -------------- --------------
Income (Loss) Before Provision for Income Taxes      (12,005)        10,242
Provision for Income Taxes                               325          3,650
                                               -------------- --------------
Net Income (Loss)                              $     (12,330) $       6,592
                                               ============== ==============
Earnings (Loss) per Common Share               $       (.002) $       65.92
                                               ============== ==============
Weighted Average of Common Shares Outstanding      5,849,838            100
                                               ============== ==============
Supplemental Earnings (Loss) per Common Share                 $       0.004
                                                              ==============
Supplemental Weighted Average of
  Common Shares Outstanding                                       1,699,549
                                                              ==============

See notes to the financial statements.                                  3

                          Medi-Hut Company, Inc.
                         Statement of Stockholders' Equity
                 Period from November 1, 1996 to October 31, 1998

                                                      Common Stock (No
                                        Common        Par Value Prior to  Additional
                                        Shares        Recapitalization)   Paid-In    Retained
                                        Issued        ($.001)Par Value    Capital    Earnings   Total
                                        ------------- ------------------- ---------- ---------- ----------
Balances, October 31, 1996                       100  $            1,000  $       -  $  78,710  $  79,710

Net Income, Year Ended October 31, 1997           -                   -           -      6,592      6,592
                                        ------------- ------------------- ---------- ---------- ----------
Balances, October 31, 1997                       100               1,000          -     85,302     86,302

Recapitalization of Medi-Hut Company, Inc.:

   Exchange of all common shares with
       Indwest                                  (100)             (1,000)     1,000         -          -
   Outstanding common shares of Indwest
      prior to exchange                    1,699,549               1,700     (1,700)        -          -
   Issuance of common shares prior to
      exchange with Medi-Hut               1,751,251               1,751     31,582         -      33,333
   Exchange of Indwest common shares
    for all common shares of Medi-Hut      4,099,000               4,099     (4,099)        -          -
   Issuance of common shares                 196,000                 196     84,304         -      84,500
   Acquisition costs related to above             -                   -    (122,443         -    (122,443)

Issuance of Common Shares Pursuant to
   a Private Placement Memorandum             27,000                  27     67,473         -      67,500

Issuance of Common Shares Pursuant to
  a Private Placement Memorandum             250,000                 250    224,750         -     225,000

Net (Loss) Year Ended October 31, 1998            -                   -          -     (12,330)   (12,330)
                                        ------------- ------------------- ---------- ---------- ----------
Balances, October 31, 1998                 8,022,800  $            8,023  $ 280,867  $  72,972  $ 361,862
                                        ============= =================== ========== ========== ==========
See notes to the financial statements.                                               4


                     Medi-Hut Company, Inc.
                    Statements of Cash Flows


                                                     Year Ended October 31,
                                                     1998            1997
                                                 -------------- --------------
Cash Flows From Operating Activities

Net Income (Loss)                                $     (12,330) $       6,592
Adjustments to Reconcile Net Income (Loss)to Net
 Cash  Provided (Used) by Operating Activities:
    Depreciation and amortization                        3,536          3,589
    Deferred income taxes                                        -      3,500
Decrease (Increase) in Assets
    Accounts receivable                               (157,905)        19,334
    Inventory                                          (14,181)      10,84274
    Prepaid expenses                                    (3,101)          (757)
Increase (Decrease) in Liabilities
    Accounts payable and accrued expenses              (23,109)       (14,183)
    Profit sharing plan payable                        (28,628)        (2,753)
                                                 -------------- --------------
      Net Cash Provided (Used) by Operating
         Activities                                   (235,718)        26,164
                                                 -------------- --------------
Cash Flows From Investing Activities
    Purchases of patent and licensing costs                -             (975)
    Purchase of capitalized cost reduction              (1,896)            -
                                                 -------------- --------------
      Net Cash (Used) by Investing Activities           (1,896)          (975)
                                                 -------------- --------------
Cash Flows From Financing Activities
    Proceeds from sale of common stock                 287,890             -
    Proceeds from lines of credit                       10,000         50,000
    Repayment of lines of credit                        (8,500)       (12,305)
                                                 -------------- --------------
      Net Cash Provided by Financing Activities        289,390         37,695
                                                 -------------- --------------
Net Increase in Cash                                    51,776         62,884
Cash at Beginning of Period                            116,144         53,260
                                                 -------------- --------------
Cash at End of Period                            $     167,920  $     116,144
                                                 ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION

    Cash Paid During the Period for:

       Interest                                  $       4,000  $       3,855
                                                 ============== ==============
       Income taxes                              $         325  $         150
                                                 ============== ==============

See notes to the financial statements.                                  5

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Medi-Hut Company, Inc. ("Medi-Hut" or "the Company"), a company in the business of selling wholesale medical supplies, was originally incorporated in the State of New Jersey on November 22, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.). Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998, Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Accounts Receivable

No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.

Inventory

Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market. Market values represent the lower of replacement cost or estimated net realizable value.

Depreciation

Machinery and equipment are stated at cost. Depreciation is computed using the straight line method for financial reporting purposes which amounted to $526 for the years ended October 31, 1998 and 1997. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. For income tax purposes, recovery of capital costs for machinery and equipment is made using accelerated methods over the asset's class life. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Amortization

The capitalized cost reduction on the auto lease is being amortized over the life of the lease (24 months). Total amortization for the years ended October 31, 1998 and 1997 was $1,400 and $1,452, respectively.

Patent and licensing costs are being amortized over their remaining useful lives of 20 years on a straight line basis beginning on the patent application date of September 11, 1995. The patent was approved on October 8, 1996.
Total amortization for the year ended October 31, 1998 and 1997 was $1,610 each year.


Earnings (Loss) Per Common Share

Earnings (loss) per common share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings Per Share", is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period which are those of the former Medi-Hut for years ended October 31, 1998 and 1997, respectively. Common stock equivalents (warrants) have not been included in this computation since the effect would be anti-dilutive.

         20                                                            6

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Supplemental Earnings (Loss) Per Common Share

The supplemental earnings (loss) per common share gives effect to the APR as if the transaction had occurred on November 1, 1996. Accordingly, the weighted average number of shares of common stock outstanding during the period in computing supplemental earnings (loss) per common share are those of Indwest for the year ended October 31, 1997.

Revenue Recognition

Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the deferred tax asset has been offset entirely by a valuation allowance against the related deferred tax asset for the year ended October 31, 1998 and October 31, 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Issued for Services

The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation expense is recorded for the fair market value of the stock issued, or in the case of warrants, for the difference between the stock's fair market value on the date of grant and the warrant exercise price.

CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

INVENTORY

Inventory consists of purchased finished goods which totaled $38,739 and $24,558 at October 31, 1998 and October 31, 1997, respectively.

           21                                                    7

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements


LINES OF CREDIT

On October 10, 1997, the Company obtained a $150,000 revolving line of credit under which the bank has agreed to make loans at 3% above the prime interest rate. The line expired on October 10, 1998 but was renewed until October 10, 1999 and may be used to support and finance the Company's commercial foreign letters of credit. As of October 31, 1998 and October 31, 1997, there were $0 outstanding on this line of credit.

At October 31, 1998 and 1997, the Company had a $0 open letters of credit.

Also on October 10, 1997, the Company obtained a $50,000 working capital line of credit under which the bank has agreed to make loans at 2% above the prime interest rate. The line expired on August 30, 1998, but was renewed until August 30, 1999. As of October 31, 1998 and October 31, 1997, there was $39,195 and $37,695 outstanding on this line of credit, respectively.

Both lines of credit are secured by all of the Company's assets and personal guarantees of the Company's officers.

COMMON STOCK

At October 31, 1998: $.001 par value; 100,000,000 shares authorized; 8,022,800 shares issued and outstanding.

At October 31, 1997: no par value; 100 shares authorized, issued and outstanding.

OPERATING LEASE COMMITMENTS

The Company leases certain office and warehouse space (90 days cancelable) and an automobile under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 31, 1998.

Year Ending October 31,
    1999                             $   25,323
    2000                                 10,757
                                     -----------
    Total minimum payments required  $   36,080
                                     ===========

The office and warehouse lease contain provisions for contingent rental payments based upon increases in taxes, insurance and common area maintenance expense.

PROFIT SHARING PLAN

The Company sponsored a qualified profit sharing plan (the plan) effective October 31, 1993 which set forth certain requirements for eligibility, vesting and contributions for all full time employees. Contributions to the plan were discretionary and determined annually by management. The plan was terminated in February 1998. The profit sharing plan expense for the years ended October 31, 1998 and 1997 was $0 and $28,678, respectively.

             22                                                8

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements


WARRANTS

Pursuant to a consulting agreement, the Company issued common stock purchase warrants as follows:
                                          Exercise Term
               No. of   Price Per   --------------------------   Vesting
Date of Grant  Shares   Share       Start          Expiration    Rights
-------------- -------  ---------   -------------  ------------- -----------

March 2, 1998  50,000   $   3.00    March 2, 1998  March 2, 2001  Upon Issue
March 2, 1998  50,000       3.50    March 2, 1998  March 2, 2001  Upon Issue
March 2, 1998  50,000       4.00    March 2, 1998  March 2, 2001  Upon Issue
March 2, 1998  50,000       5.00    March 2, 1998  March 2, 2001  Upon Issue

No compensation expense has been recorded in accordance with FASB 123 since the warrant exercise prices at the measurement/grant date are higher than the Company's fair market value per share.

At October 31, 1998 and 1997, there were 200,000 and 0 shares eligible for exercise, respectively, at prices ranging from $3.00 to $5.00 per share.

PRIVATE PLACEMENT MEMORANDUM

The Company, beginning on March 16, 1998 and lasting up to September 16, 1998, issued a Private Placement Memorandum (PPM) which complied with the offering exemptions from registration and qualification under the Securities Act of 1933 and applicable state securities law. The PPM was issued as a "best efforts" in order for the company to raise a maximum of $3,000,000 additional capital through the offering of 1,200,000 shares of its common stock ($.001 par value) at prices ranging from $1 to $2.50 per share. Additional capital has been raised for $67,500 as 27,000 common shares were issued as a result of this PPM as well as $225,000 (250,000 common shares at $1 per share less a 10% commission) through October 31, 1998.

MAJOR CUSTOMER

For the years ended October 31, 1998 and 1997, the Company had three and one major customers, respectively, sales to which represented approximately 80% and 50%, respectively, of the Company's revenues. The Company had accounts receivable balances due from these customers of $126,345 and $20,749 at October 31, 1998 and October 31, 1997, respectively. The loss of these customers would have a materially adverse effect on the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Accounts Payable and Lines of Credit

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       23                                   9

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

INCOME TAXES

     The income tax provision (benefit) is comprised of the following:

                                     Federal         State          Total
                                    ------------ -------------- -------------
     Year Ended October 31, 1998
            Current                 $         -  $        325   $       325
            Deferred                          -            -             -
                                    ------------ -------------- -------------
                                    $         -  $        325   $       325
                                    ============ ============== =============
      Year Ended October 31, 1997
            Current                 $         -  $        150   $       150
            Deferred                      2,180         1,320         3,500
                                    ------------ -------------- -------------
                                    $     2,180  $      1,470   $     3,650
                                    ============ ============== =============

Deferred taxes recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate entirely to net operating loss carryforwards for both Federal and State income tax purposes.

The Company has available net operating loss carryforwards at October 31, 1998, which may be used to reduce Federal taxable income and tax liabilities in future years, approximating $32,000 which begin to expire October 31, 2012 and are subject to certain annual limitations.

The Company's total deferred tax asset and valuation allowance at October 31, 1998 is as follows:

                                               October 31,
                                           1998          1997
                                        ------------  --------------

      Total deferred tax asset          $     3,000   $       3,000
      Less valuation allowance               (3,000)         (3,000)
                                        ------------  --------------
          Net deferred tax asset        $        -    $           -
                                        ============  ==============

                          <Letterhead of
                          Rosenberg Rich
                           Baker Berman
                            & Company
                  A Professional Association of
                   Certified Public Accountants
   380 Foothill Road * PO Box 6483 * Bridgewater NJ 08807-0483
  908-231-1000 * Fax: 908-231-6894 * E-mail: rrbb@net-lynx.com>





                   Independent Auditors' Report



To the Board of Directors and Stockholders of Medi-Hut Company, Inc.



Our report on our basic financial statements of Medi-Hut Company, Inc. as of October 31, 1998 and 1997 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
November 23, 1998

       25                                                              11
                      Medi-Hut Company, Inc.
    Schedules of Selling, General and Administrative Expenses



                                                      Year Ended
                                                      October 31,
                                           ----------------------------
                                               1998              1997
                                          --------------  ------------
Officers' salaries                         $      122,520  $    180,100
Warehouse salaries                                 12,700        10,750
Selling supplies                                    1,294         1,097
Delivery expense                                    3,177         2,173
Advertising                                            -            422
Business promotion                                    880           200
License and permits                                   860           544
General insurance                                  17,743        18,975
Payroll taxes                                      11,258        14,916
Rent                                               22,639        26,661
Office supplies and expense                         2,523           841
Postage                                               370           384
Accounting and legal                                3,600         6,550
Bank charges                                           69           450
Repairs and maintenance                               327           251
Utilities                                           2,240         2,300
Depreciation                                          526           526
Employee welfare                                   13,122        12,614
Amortization                                        3,010         3,063
Garbage removal                                     1,137         1,189
Auto expense                                       11,736        12,352
Annual report                                          40            80
Contributions                                          13           130
Outside services                                       82           777
Travel and entertainment                            1,189         2,951
Telephone                                           4,440         4,782
Miscellaneous taxes                                    -            117
                                          --------------  ------------
                                           $      237,495  $    305,195
                                           ==============  ============


         26                                        12

                        Medi-Hut Co., Inc.
                          BALANCE SHEET
                          June 30, 1999

 ASSETS

 CURRENT ASSETS

    Checking account                 $   20,562.80
    Cash in Bank                         65,160.78
    Accounts Receivable                 173,627.55
    Deferred Insurance                    6,138.98
    Merchandise Inventory                85,742.27
                                     -------------
 TOTAL CURRENT ASSETS                              $  351,232.38

 PROPERTY AND EQUIPMENT

    Furniture and Fixtures           $   27,316.23
    Accumulated Depreciation(F&F)       (27,316.23)
                                     --------------
 TOTAL PROPERTY AND EQUIPMENT                      $        0.00

 OTHER ASSETS

    Auto Lease Cap Reduction         $    4,796.20
    Accum Lease Amort Charge             (3,848.00)
    Patent                               32,500.90
    Accum. Amort.-Patent                 (4,724.00)
                                     --------------
 TOTAL OTHER ASSETS                                $    28,725.10
                                                   --------------
 TOTAL ASSETS                                      $   379,957.48
                                                   ==============

                        Medi-Hut Co., Inc.
                          BALANCE SHEET
                          June 30, 1999

 LIABILITIES AND EQUITY

 CURRENT LIABILITIES

    Accounts Payable                 $   64,173.90
    Fed. Witholding Tax Payable             223.20
    Medicare tax payable                     (0.00)
    State Witholding Tax Payable            372.68
    Sales Tax Payable                        (0.00)
    Notes Payable                        39,651.25
                                     --------------
 TOTAL CURRENT LIABILITIES                         $   104,421.03

 EQUITY

    Capital Stock                    $    8,022.80
    Additional paid in capital          280,867.20
    Retained earnings                    72,972.53
 NET INCOME (LOSS)                      (86,326.08)
                                     --------------

 TOTAL EQUITY                                      $   275,536.45
                                                   --------------
 TOTAL LIABILITIES AND EQUITY                      $   379,957.48
                                                   ==============

                        Medi-Hut Co., Inc.
                        INCOME STATEMENT
                         For The Period

                                                 November 01, 1998
                                                        to
                                                 June 30, 1999
                                               -------------------
 SALES

    Sales                                       $     491,598.43
    Interest Income                                     1,679.30
    Sales discounts                                   ( 3,441.91)
                                                -----------------
 Total SALES                                    $     489,835.82

 COST OF SALES

    BEGINNING INVENTORY                         $      38,738.82
    Purchases                                         404,126.60
    Purchases discounts                               ( 6,915.56)
    Freight In                                          1,520.00
    Ending Inventory                                 ( 85,742.27)
    Freight out                                           545.40
                                                -----------------
 Total COST OF SALES                            $     352,272.99
                                                -----------------

 Total GROSS PROFIT                             $     137,562.83

 SELLING EXPENSES

    Advertising                                 $       2,300.00
    Brochures & catalogues                                145.00
                                                -----------------
 Total SELLING EXPENSES                         $       2,445.00

 GENERAL & ADMINISTRATIVE

    Rubbish collection                          $         582.05
    Delivery Expense                                    2,202.35
    Selling Supplies                                    1,558.83
    Insurance - General                                18,053.75
    Legal & accounting                                    336.50
    Business Promotion                                     76.32
    Outside services                                    2,500.00
    Postage expense                                       132.00
    Travel & entertainment                              7,364.94

         29                          -2-

                                Medi-Hut., Inc.
                        INCOME STATEMENT
                         For The Period


    Salaries Officers                                 103,500.00
    Salaries Warehouse                                  8,100.00
    Accounting                                         14,500.00
    Bank Charges                                          140.65
    Burglar Alarm                                         402.78
    Cleaning                                              100.85
    Group Life Insurance                                1,209.60
    Heat, Light, And Power                              1,206.19
    Hospitalization                                    10,008.12
    Insurance                                           1,753.97
    Legal                                                 494.00
    Licenses and Permits                                  280.50
    Office supplies and expense                         5,133.31
    Payroll Tax                                         9,330.83
    Car Lease                                           7,976.00
    Rent                                               16,318.91
    Telephone General                                   2,934.92
                                               ------------------
 Total GENERAL & ADMINISTRATIVE                $      216,197.37
                                               ------------------
 Total NET OPERATING INCOME (LOSS)             $     ( 81,079.54)

 OTHER (INCOME) AND EXPENSES

    Interest                                   $        2,785.16
    Depreciation Expense                                  263.07
    Amort of Organization Expense                         632.00
                                               ------------------
 Total OTHER (INCOME) AND EXPENSES             $        3,680.23
                                               ------------------
 NET INCOME (LOSS) BEFORE TAX                  $     ( 84,759.77)

       30                       2


                                     Medi-Hut Co., Inc.
                        INCOME STATEMENT
                         For The Period



 INCOME TAXES

    Corp. Business Tax                         $        1,566.31
                                               ------------------
 INCOME TAXES                                  $        1,566.31
                                               ------------------
 NET INCOME (LOSS)                             $     ( 86,326.08)
                                               ==================
      31                                                            3


           CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING AND FINANCIAL DISCLOSURES

     We have not had a change in or disagreement with our principal independent accountant during the past two fiscal years.


                FINANCIAL STATEMENTS AND EXHIBITS

(a)     Exhibits


  Exhibit Number             Description
  --------------             ------------
     2.1                     Agreement and Plan of Reorganization between
                             Indwest, Inc. and Medi-Hut Co., Inc, New Jersey, dated January 28, 1998.

     3.1                     Articles of Incorporation of Medi-Hut.

     3.2                     Articles of Merger filed February 20, 1998.

     3.3                     Articles of Merger filed February 27, 1998.

     3.4                     Bylaws of Medi-Hut.

     10.1 Lease between Medi-Hut Co., Inc. and Stamos & Sommers, LLC, dated December 12, 1997.

     11.1                    Statement re computation of earnings per share

     27.1                    Financial Data Schedule
________________________


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

         8/23/99
Date: _______________________          Medi-Hut Co., Inc.

                                       /s/ Joseph Sanpietro, Pres.
                                   By: ________________________________
                                           Joseph Sanpietro, President